March 16, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aberdeen Australia Equity Fund, Inc.
Post-Effective Amendment No. 2
Registration File No. 333-164092

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Aberdeen Australia Equity Fund, Inc. (the “Fund”) hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-164092) so that it will be declared effective on Tuesday, March 22, 2011.

We request that we be notified of such effectiveness by a telephone call to Elliot Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138, and that such effectiveness also be confirmed in writing.

The Fund hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aberdeen Australia Equity Fund, Inc.

By:	/s/Megan Kennedy
Megan Kennedy
Vice President